UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 1-16247

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FLOWERS FOODS, INC. 401(k)

RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLOWERS FOODS, INC.

1919 FLOWERS CIRCLE THOMASVILLE, GEORGIA 31757

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Flowers Foods, Inc. 401(k) Retirement Savings Plan

In our opinion, the accompanying Statements of Net Assets Available For Benefits and the related Statement of Changes in Net Assets Available For Benefits present fairly, in all material respects, the net assets available for benefits of Flowers Foods, Inc. 401(k) Retirement Savings Plan (the “Plan”) at December 31, 2011 and 2010 and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further described in Note 1 to the financial statements, the Derst Baking Company 401(k) Savings Plan merged into the Plan effective January 11, 2011 and the BKB 401(k) Retirement Savings Plan merged in the Plan effective November 1, 2011.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia
June 8, 2012

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Statements of Net Assets Available For Benefits

December 31, 2011 and 2010

	December 31,
	2011	2010
Assets
Investments, at fair value
Mutual funds	$186,175,897	$155,115,411
Flowers Foods, Inc. common stock fund	35,374,566	—
Flowers Foods, Inc. common stock	—	32,686,577
Collective investment trusts	33,705,479	37,712,284

Total investments, at fair value	255,255,942	225,514,272

Cash	—	1,925

Receivables
Employer contributions	323,819	264,210
Participant contributions	290,577	280,267
Notes receivable from participants	13,022,849	10,953,904

Total receivables	13,637,245	11,498,381

Net assets available for benefits, at fair value	268,893,187	237,014,578
Adjustment from fair value to contract value for indirect interest in benefit-responsive investment contracts	(1,109,278)	(1,593,569)

Net assets available for benefits	$267,783,909	$235,421,009

The accompanying notes are an integral part of these financial statements.

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available For Benefits

Year Ended December 31, 2011

2011
Additions to net assets attributed to
Investment income:
Dividends	$4,883,121
Net depreciation in fair value of investments	(4,490,888)

Total investment income	392,233

Interest	646,370
Contributions:
Employer	17,977,664
Participants	16,634,931
Rollovers	907,871

Total contributions	35,520,466

Transfer of assets into the Plan	14,222,977

Total additions	50,782,046
Deductions from net assets attributed to
Benefit payments	(18,328,263)
Administrative expenses	(90,883)

Total deductions	(18,419,146)

Net increase in net assets	32,362,900
Net assets available for benefits at beginning of year	235,421,009

Net assets available for benefits at end of year	$267,783,909

The accompanying notes are an integral part of these financial statements.

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

1.	Description of the Plan

The following description of the Flowers Foods, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Transfer of assets from the Derst Baking Company 401(k) Savings Plan (the “Derst Plan”)

The Plan was amended on December 14, 2010 to provide for the merger of the Derst Plan into the Plan. On January 11, 2011, the Derst Plan assets were transferred into and merged with the Plan. Assets in the amount of $8,551,955 were transferred into the Plan as a result of the merger. The participants of the Derst Plan are now participants of the Plan and are subject to full rights and privileges thereof, as provided in the Plan documents.

Transfer of assets from the BKB 401(k) Retirement Savings Plan (the “BKB Plan”)

The Plan was amended on August 19, 2011 to provide for the merger of the BKB Plan into the Plan. On November 1, 2011, the BKB Plan assets were transferred into and merged with the Plan. Assets in the amount of $5,671,022 were transferred into the Plan as a result of the merger. The participants of the BKB Plan are now participants of the Plan and are subject to full rights and privileges thereof, as provided in the Plan documents.

General

The Plan is a defined contribution plan covering all eligible employees of Flowers Foods, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Mercer Trust Company was the trustee and custodian of the Plan from January 1, 2011 through July 31, 2011. The trustee and custodian was changed to Putnam Fiduciary Trust Company effective on August 1, 2011.

Eligibility for Participation

Employees are eligible to participate in the Plan starting the first pay period following a 90-day waiting period from the date of hire. Thirty days following the completion of the 90-day waiting period, employees are automatically enrolled in the Plan with a 3% employee contribution rate. The employee contribution rate automatically increases by 1% each year after the first full calendar year at 3% until the employee contribution rate is 6%. If the employee does not want to make employee contributions to the Plan, they can “opt out” of the automatic enrollment. If the employee wants to contribute a different percentage they can change the initial automatic contribution percentage. These changes can be made at anytime, even before the automatic deduction begins, but no sooner than 30 days prior to the eligibility date. A basic contribution is made by the Company whether or not the employee makes employee contributions to the Plan.

Contributions

Allowable employee contributions are 100% of the participant’s available pay, up to the IRS maximum amounts. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Company provides matching contributions which generally are equal to 50% of the participant’s elective contributions, limited to contributions on 6% of pay, and provides basic contributions for eligible employees of the Company as described within the Plan documents.

Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company contributions and an allocation of Plan earnings. Plan earnings are allocated based on the investments within each participant’s account.

The Plan accepts rollovers from other tax-qualified and tax-advantaged plans.

Vesting

Participants vest immediately in their contributions plus allocated earnings thereon. The vesting period for the Company contributions is two years of service for basic contributions and three years of service for matching contributions. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account. Participants are immediately vested in their participant account upon death, total disability or upon reaching the normal retirement age of 65.

Notes Receivable from Participants

Participants may borrow from their elective contribution account and rollover contribution account. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from 1-5 years or up to 15 years for a home loan. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. For purposes of this Plan, the Wall Street Journal’s Prime Interest Rate plus two percentage points is used. Principal and interest is paid ratably through payroll deductions.

Administrative Expenses

Administrative fees charged by the trustee relating to notes receivable from participants and distributions to terminated participants are paid by the affected participants and are presented as administrative expenses in the statement of changes in net assets available for benefits. All other administrative expenses of the Plan are paid by the Company and are not reflected in the Plan’s financial statements.

Distribution of Benefits

Upon termination of service for any reason, a participant may elect to receive the value of the vested interest in his or her account as a lump sum distribution. However, a lump sum distribution is required if the vested balance is $5,000 or less.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements for the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5, Fair Value Measurements, for discussion of fair value measurements.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts though a collective trust. The statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.

Purchases and sales of investments, including gains or losses, are recorded on a trade-date basis. Interest income is recorded when earned, and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments sold during the year, as well as those that were held at the end of the year.

Contributions

Participant and Company contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ earnings.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Accounting Pronouncements Not Yet Adopted

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. The Company does not believe the adoption of this update will have a material impact on the Plan’s financial statements.

3.	Plan Amendments

On January 19, 2011, the Plan was amended to revise certain provisions of the Plan in order to meet the preconditions of the Internal Revenue Service for the issuance of a favorable determination letter on the Plan.

On August 19, 2011, the Plan was amended to provide for the merger with and into the Plan of the BKB Plan. The assets of the BKB Plan were transferred into the Plan on November 1, 2011, as discussed in Note 1, Description of the Plan.

On December 27, 2011, the Plan was amended to provide for certain additional Company contributions for employees who were participants of the Tasty Baking Company 401(k) Plan (“Tasty Plan”). Employees who were eligible under the Tasty Plan are eligible to participate in the Plan effective January 1, 2012.

On December 27, 2011, the Plan was amended to revise the provisions relating to required minimum distributions.

4.	Investments

The following table presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2011 and 2010:

	December 31,
	2011	2010
Pimco Total Return Fund; 3,737,147 and 2,766,991 shares, respectively	$40,622,789	$30,021,850
Dodge & Cox Stock Fund; 390,352 and 369,091 shares, respectively	39,675,418	39,773,230
Flowers Foods, Inc. common stock fund; 1,832,879 and 1,821,995 shares, respectively	35,374,566	32,686,577
George Putnam Balanced A; 2,774,069 and 0 shares, respectively	33,427,533	—
Wells Fargo Advantage Endeavor Select Fund; 3,532,363 and 3,327,260 shares, respectively	33,204,215	32,407,512
Putnam Stable Value Fund, at contract value; 32,596,201 and 27,958,890 shares, respectively	32,596,201	27,958,890
American Europacific Growth Fund; 476,743 and 346,905 shares, respectively	16,762,284	14,351,453

Net appreciation (depreciation) in fair value of investments (including gains and losses on investments bought and sold, as well as held during the year) for the year ended December 31, 2011 was as follows:

Flowers Foods, Inc. common stock fund	$2,564,229
Collective investment trust	293,622
Mutual funds	(7,348,739)

Total	$(4,490,888)

5.	Investment in Flowers Foods, Inc. Common Stock Fund

The Plan held investments in the Company’s parent, Flowers Foods, Inc., at December 31, 2011 as shown in the following table:

2011
Number of common shares held	1,839,140
Market value of common shares held	$34,906,877
Common shares as a percentage of the fair value of the Plan’s total investments	13.68%
Common shares as a percentage of Flowers Foods, Inc.	1.35%
Cash held	$467,689

With regard to the Flowers Foods, Inc. common stock fund, the Plan utilizes a unit value method for tracking the market value of assets invested in this fund option. As of December 31, 2011 there were approximately 1,832,879 units outstanding with a market value of approximately $19.30 per unit, respectively, related to the Flowers Foods, Inc. common stock fund.

6.	Fair Value Measurements

The Plan measures the fair value of Plan assets as the price that would be received to sell an asset in the principal market for that asset. These measurements are classified into a hierarchy framework by the inputs used to perform the fair value calculation. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets in active markets;

•	Quoted prices for identical or similar assets in inactive markets;

•	Inputs, other than quoted prices, that are observable for the asset;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of the input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for these items, as well as the general classification of such items pursuant to the fair value hierarchy:

Mutual funds — Valued at the net asset value (NAV) of shares held by the Plan at year end and are classified within Level 1 in the fair value hierarchy tables below.

Flowers Foods, Inc. common stock fund — Valued at the closing price reported on the active market on which the security is traded plus any cash held by the fund and is classified within Level 1 in the fair value hierarchy tables below.

Collective investment trust — The investments include a stable value fund. The fair value of participation units held in the stable value fund are based on NAV after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts. The stable value fund generally permits redemptions daily. If the fund experiences periods of insufficient liquidity then the stable value fund may defer honoring any payment request until liquidity is sufficient. The fair value of the Plan’s interest in the stable value fund is based on quoted market prices in active markets and securities and contracts are valued using observable inputs. The Plan is permitted to redeem investment units at NAV on the measurement date, and as a result, the investment is classified as a Level 2 asset in the fair value hierarchy.

The collective trust information is reported at the lowest level to the Plan using the audited financial statements of each trust and, as described above, is included in Level 2 in the fair value hierarchy tables below.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables present the fair value of the Plan assets recorded at fair value on a recurring basis segregated among the appropriate levels within the fair value hierarchy as of December 31, 2011 and December 31, 2010:

	Fair Value Measurements at December 31, 2011
Description	Level 1	Level 2	Level 3	Total
Mutual funds
Growth objective	$36,150,198	$—	$—	$36,150,198
Asset allocation objective	36,299,959	—	—	36,299,959
Value objective	73,102,951	—	—	73,102,951
Income objective	40,622,789	—	—	40,622,789

Total mutual funds	186,175,897	—	—	186,175,897

Flowers Foods, Inc. common stock fund	35,374, 566	—	—	35,374,566

Collective investment trust
Capital preservation	—	33,705,479	—	33,705,479

Total collective investment trust	—	33,705,479	—	33,705,479

Total investments at fair value	$221,550,463	$33,705,479	$—	$255,255,942

	Fair Value Measurements at December 31, 2010
Description	Level 1	Level 2	Level 3	Total
Mutual funds
Growth objective	$32,407,512	$—	$—	$32,407,512
Asset allocation objective	26,767,748	—	—	26,767,748
Value objective	65,918,301	—	—	65,918,301
Income objective	30,021,850	—	—	30,021,850

Total mutual funds	155,115,411	—	—	155,115,411

Flowers Foods, Inc. common stock	32,686,577	—	—	32,686,577

Collective investment trusts
Capital preservation	—	29,552,459	—	29,552,459
Asset allocation objective	—	8,159,825	—	8,159,825

Total collective investment trusts	—	37,712,284	—	37,712,284

Total investments at fair value	$187,801,988	$37,712,284	$—	$225,514,272

7.	Related Party Transactions

Certain Plan investments are shares of a collective investment trust and mutual funds managed by Putnam and shares of Flowers Foods, Inc. common stock. At December 31, 2011 and 2010, the Plan held 1,832,879 shares and 1,821,995 shares of Flowers Foods, Inc. common stock with a market value of $35,374,566 and $32,686,577, respectively. Putnam is the trustee and custodian as defined by the Plan, and Flowers Foods, Inc. is the Plan Sponsor. Therefore, these transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. In addition, notes receivable from participants qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

8.	Plan Termination

Although it has expressed no intent to do so, the Company reserves the right to change or terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the value of each participant’s account as of the date of termination shall immediately become nonforfeitable and fully vested.

9.	Forfeitures

At December 31, 2011 and 2010, forfeited nonvested accounts totaled $172,199 and $68,628, respectively. These accounts will be used to reduce future Company contributions. Also, during 2011 Company contributions were reduced by $288,978 from forfeited nonvested accounts.

10.	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated December 20, 2010, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

11.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

12.	Subsequent Events

The Plan Administrator has evaluated subsequent events since the date of these financial statements. There were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements, other than the events discussed below.

As noted in Note 3, participants who are eligible to participate in the Tasty Plan became eligible to participate in the Plan on January 1, 2012.

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011 EIN No. 58-2582379 / Plan Number 004

(a) Party in Interest		(c)Description of Investment	(d) Cost**	(e) Current Value
*	Putnam Stable Value Fund	Collective Investment Trust at contract value; 32,596,201 shares		$32,596,201

	Dodge & Cox Stock Fund	Mutual Fund; 390,352 shares		39,675,418
	Pimco Total Return Fund	Mutual Fund; 3,737,147 shares		40,622,789
*	George Putnam Balanced A	Mutual Fund; 2,774,069 shares		33,427,533
	Wells Fargo Advantage Endeavor Select Fund	Mutual Fund; 3,532,363 shares		33,204,215
	American Europacific Growth Fund	Mutual Fund; 476,743 shares		16,762,284
	Vanguard Institutional Index Fund	Mutual Fund; 104,119 shares		11,977,825
	William Blair Small Cap Value I	Mutual Fund; 236,246 shares		2,945,983
*	Putnam Money Market Fund A	Mutual Fund; 1 share		1
	Columbia Alcorn Fund	Mutual Fund; 274,305 shares		7,559,848

				186,175,897

*	Flowers Foods, Inc. Common Stock Fund	Common Stock Fund; 1,832,879 shares		35,374,566
*	Notes receivable from participants	Notes, with interest rates between 4.25% and 11.50%; maturity ranges from January 2012 to October 2022		13,022,849

				$267,169,513

*	Parties-in-Interest (See Note 7)
**	Cost information not required for participant-directed accounts

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator on behalf of the Finance Committee of the Board of Directors has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

FLOWERS FOODS, INC. 401(k)

RETIREMENT SAVINGS PLAN

Date: June 8, 2012	By:	/s/ Donald A. Thriffiley, Jr.
Donald A. Thriffiley, Jr.
Plan Administrator

Flowers Foods, Inc. 401(k) Retirement Savings Plan

Exhibits to Form 11-K

Exhibit 23.	Consent of PricewaterhouseCoopers LLP